Exhibit (a)(5)(C)

Mike McAndrew, Chief Financial Officer
Black Box Corporation
(724) 873-6788
(724) 873-6799 (fax)
Email: investors@blackbox.com

FOR IMMEDIATE RELEASE

BLACK BOX CORPORATION
OBTAINS HSR CLEARANCE TO ACQUIRE NORSTAN, INC.

PITTSBURGH, PENNSYLVANIA, January 5, 2005 — Black Box Corporation (NASDAQ:BBOX) announced that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its intended acquisition of Norstan, Inc. (NASDAQ:NRRD), was granted on January 4, 2005. On December 23, 2004, Black Box, through a wholly-owned subsidiary, commenced an all-cash tender offer for all of the outstanding shares of common stock and associated common stock purchase rights of Norstan.

As previously reported, Black Box and Norstan have signed a definitive agreement for Black Box to acquire all of the outstanding shares of Norstan common stock for $5.60 per share in cash. The transaction will have an enterprise value of approximately $95 million based upon approximately 13.8 million outstanding shares of Norstan common stock, the net payment for cancellation of outstanding options and warrants, and the assumption of approximately $12.4 million in debt, net of cash, as of October 30, 2004.

Black Box’s tender offer is contingent upon various conditions, including the condition that not less than a majority of Norstan’s outstanding shares of common stock on a fully-diluted basis are validly tendered and not withdrawn. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on January 24, 2005, unless extended. The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson Shareholder Communications, Inc., toll-free at (877) 868-4997.

All of the executive officers and directors of Norstan, owning approximately 5% of the outstanding shares of common stock of Norstan, have entered into an agreement with Black Box in which they have agreed to tender their shares.

Additional Information

Norstan’s shareholders are encouraged to read the relevant tender offer documents (including the Offer to Purchase, Letter of Transmittal, Solicitation/Recommendation Statement of Norstan, and other documents) that were filed with the SEC on December 23, 2004, because they contain important information that Norstan’s shareholders should consider before tendering their shares. These documents are available free of charge on the SEC’s web site, www.sec.gov, and are also available free of charge by contacting the information agent, Georgeson Shareholder Communications, Inc., toll-free at (877) 868-4997.

The statement in this release regarding the scheduled expiration date of Black Box’s tender offer for the shares of common stock of Norstan is a forward-looking statement. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, in the case of the scheduled expiration date of the tender offer, the failure of the tender offer conditions to be met on or before the scheduled expiration date of the offer. In addition, if the percentage of Norstan’s outstanding shares of common stock on a fully-diluted basis that are validly tendered and not withdrawn as of the scheduled expiration date is less than 90%, Black Box has the right to extend the offer for up to twenty business days even if all of the other conditions of the tender offer are met as of that date. Further explanation of the terms and conditions of the tender offer is set forth in the Offer to Purchase and related documents.

About Black Box

Black Box (NASDAQ:BBOX) is the world’s largest technical services company dedicated to designing, building, and maintaining today’s complicated network infrastructure systems. Black Box services 150,000 clients in 141 countries with 117 offices throughout the world. To learn more, visit the Black Box website at www.blackbox.com.

Black Box and the double diamond logo are registered trademarks of BB Technologies, Inc.

About Norstan

Norstan (NASDAQ:NRRD) is a full-service communications solutions company that delivers voice and data technologies and services and remanufactured equipment to corporate end-users and public sector companies. Norstan offers a full range of integrated technologies for converged solutions, customer contact solutions, and ProtecNet® Life Cycle services. The company has offices located throughout the U.S. and Canada. To learn more, visit the Norstan website at www.norstan.com.

Norstan and ProtecNet are registered trademarks of Norstan, Inc.